VIA EDGAR
December 9, 2014
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Workiva LLC, to be renamed Workiva Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-199459)
Ladies and Gentlemen:
As representatives of the several underwriters of the Company’s proposed public offering of Class A Common Stock, we hereby join the Company’s request, pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Act”), that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 4:00 p.m., Washington D.C. time, on December 11, 2014, or as soon thereafter as is practicable.
Pursuant to Rule 460 of the Act, we wish to advise you that the underwriters have effected the following distribution of the Company’s Preliminary Prospectus dated December 8, 2014 through the date hereof:

Preliminary Prospectus dated December 8, 2014:
Approximately 3,100 hard copies to prospective underwriters, institutional investors, dealers and others.
The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
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Very truly yours, Morgan Stanley & Co. LLC Credit Suisse Securities (USA) LLC Acting severally on behalf of themselves and the several Underwriters Morgan Stanley & Co. LLC
By:	/s/ Rizvan Dhalla
Name: Rizvan Dhalla
Title: Managing Director
Credit Suisse Securities (USA) LLC

By:	/s/ Brian D. Wirtz
Name: Brian D. Wirtz
Title: Vice President

[Signature Page to Acceleration Request Letter]